BB 4/11

RECD S.E.C.
MAR 1 4 2002
886

SE 02021873 COMMISSION
...20549

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SEC FILE NUMBER
8- 14354

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lincoln Investment Planning, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

218 Glenside Avenue
(No. and Street)

Wyncote (City) PA (State) 19095 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul J. Kelly, III (215) 887-8111 ext. 1150
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

2001 Market Street (Address) Philadelphia (City) PA (State) 19103-7042 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 0 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Paul J. Kelly, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln Investment Planning, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

Notarial Seal
Carolyn M. Nolan, Notary Public
Cheltenham Twp., Montgomery County
My Commission Expires June 11, 2005
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lincoln Investment Planning, Inc. and Subsidiaries

Consolidated Statement of Financial Condition as of December 31, 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Accountants

To the Board of Directors and Stockholders of
Lincoln Investment Planning, Inc. and Subsidiaries

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Lincoln Investment Planning, Inc. and Subsidiaries (the "Company," a Subchapter S Corporation) at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 15, 2002

Lincoln Investment Planning, Inc. and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$ 6,319,005
Cash and repurchase agreements – segregated under federal and other regulations	2,501,322
Securities owned, at market value (cost $ 3,012,093)	2,758,694
Commissions receivable	1,770,333
Advisory fees receivable, net of allowance for doubtful accounts of $2,072	22,406
Fees receivable	45,611
Advances to financial reps, net of allowance for doubtful accounts of $13,120	214,952
Receivable from mutual fund	43,220
Receivable from customer	8,820
Prepaid expenses and taxes	325,638
Notes receivable, net of allowance for doubtful accounts of $51,997	150,961
Furniture, fixtures, and equipment, net of accumulated depreciation of $18,957	8,441
Deposits with clearing organizations	48,848
Goodwill, net of accumulated amortization of $434,202	862,762
Other assets	229,644
Total assets	$15,310,657
Liabilities And Stockholders' Equity	
Payable to customers (all free credit balances)	$ 593,483
Commissions payable	1,767,815
Payable to retirement plan	248,641
Accounts payable and accrued expenses	2,931,902
Payroll taxes payable	43,467
Deferred advisory revenue	559,187
Notes payable, net of unamortized discount of $69,474	642,011
	6,786,506
Commitments and contingencies (See Note 11)	
Stockholders' equity:	
Capital stock:	
Voting; authorized 10,000 shares at $.001 par; issued and outstanding 1,204 shares	1
Non-voting; authorized 1,000,000 shares at $.001 par; issued and outstanding 119,254 shares	119
Additional paid-in capital	570,307
Retained earnings	8,167,370
Less: Treasury stock - 12,511 shares at cost	(213,646)
Total stockholders' equity	8,524,151
Total liabilities and stockholders' equity	$15,310,657

The accompanying notes are an integral part of these financial statements.

Lincoln Investment Planning, Inc. and Subsidiaries
Notes to Consolidated Financial Statement
December 31, 2001

1. Summary of Significant Accounting Policies

Organization
Lincoln Investment Planning, Inc. and Subsidiaries (the "Company") is a broker dealer registered with the National Association of Securities Dealers (NASD) and an investment advisor registered with the Securities and Exchange Commission (SEC). Lincoln Investment Planning, Inc. ("LIP") was incorporated in November 1968. The Company specializes in the sale of mutual funds to its retail investors with a particular focus on its clients' retirement needs. The Company's investment advisory services include strategic and tactical asset allocation programs in retirement solutions and/or investor solutions. Customers are geographically located throughout the United States, with a primary concentration in the Eastern and Central regions. Through December 7, 2001, the Company also provided distribution, administration, and transfer agency services for The Rightime Family of Funds.

LIP Holding, Inc. ("LIPH") is a wholly owned subsidiary of LIP. This entity was formed in December 1998 and is a Delaware Holding Company organized under Delaware law. Main business activities of LIPH include managing securities owned and collecting the income derived from those assets.

Lincoln Acquisition Corporation ("LAC") is a wholly owned subsidiary of LIP. This entity was formed in April 2000 and is a Delaware Corporation. Business activities of LAC are similar to those of LIP. LAC is the parent of Linmass, Inc., also a Delaware Corporation, formed in April 2000 to purchase and operate a business in Massachusetts.

Basis of Presentation
The consolidated financial statement includes the accounts of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions are eliminated in consolidation.

Security Transactions
Security transactions and related commissions are recorded on a settlement-date basis. There would be no material effect on the financial statement if these transactions were recorded on a trade-date basis.

The Company clears its customer transactions through clearing organizations on a fully disclosed basis.

Investment Advisory Fees
Investment advisory fees and related expenses are recognized ratably over the term of the contracts.

Cash and Cash Equivalents
Cash and cash equivalents are defined as demand deposits and overnight investments at banks.

Cash and Repurchase Agreements Segregated under Federal Regulations
Cash of $51,322 and repurchase agreements valued at $2,450,000, earning 1.0% interest dated December 31, 2001, maturing on January 7, 2002 are segregated for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. Repurchase agreements are treated as collateralized financing transactions and are recorded at their contractual amounts including accrued interest. Collateral underlying repurchase agreements outstanding consists

of a U.S Treasury Bond which matures on November 15, 2027, earns interest of 6.125% and has a market value of $2,499,291 as of December 31, 2001.

Furniture, Fixtures and Equipment

Furniture, fixtures and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Depreciation is computed for financial statement purposes on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives of the depreciable assets range from five to ten years.

When furniture, fixtures and equipment are retired or sold, the asset values and related reserves are eliminated from the accounts and any resultant gain or loss is included in earnings.

Income Taxes

The Company has elected, by consent of its stockholders, to be taxed under the provisions of Subchapter S of the Internal Revenue Code and Pennsylvania Revenue Code effective January 1, 1993. Under these provisions, the Company does not pay Federal or Pennsylvania corporate income taxes on its taxable income. Instead, the stockholders are liable for individual Federal and Pennsylvania income taxes on their share of the Company's taxable income. However, the Company is liable for income taxes to certain states other than Pennsylvania. Subchapter S distributions payable at December 31, 2001 were $0.

Goodwill

Goodwill is stated at the excess of fair value over cost of assets acquired and is amortized on a straight-line basis over period of five years. The Company reviews the recoverability of its goodwill whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. In making such determination with respect to goodwill, the Company evaluates the operating results of the underlying business that gave rise to such amount.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates. Significant estimates include allowances for doubtful accounts and certain accrued expenses.

Lincoln Investment Planning, Inc. and Subsidiaries
Notes to Consolidated Financial Statement
December 31, 2001

2. Net Capital

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintains minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2001, the Company had net capital, as defined, of $4,445,559, which was 50,403% of aggregate debit balances and $ 4,195,559 in excess of the minimum net capital requirement.

3. Retirement Plans

The Company has a defined contribution profit sharing and Section 401(k) salary deferral plan which covers employees who have attained the age of 18. Regular employees are eligible for the 401 (k) salary deferral plan on the first day of employment but enroll on a quarterly basis. Enrollment dates are January 1, April 1, July 1, and October 1. Regular employees are eligible for the Profit Sharing component once they have worked for one full year in which they completed 1000 hours of service.

Under the plan, eligible participating employees may elect to contribute up to the lesser of 15% of their salaries or $10,500. The Company contributes an amount equal to 50% to 100% of the participant's contribution up to 5% of compensation based on years of service. Participants are at all times fully vested in their contributions and Company contributions become fully vested to the participants after six years of continued employment.

4. Securities Owned

Securities owned consist of marketable mutual funds that are stated at market value and are held by a clearing broker who may rehypothecate them. The cost and market value of securities owned at December 31, 2001 were as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Equity Mutual Funds	$2,403,809	$ 15,876	$(269,275)	$2,150,410
Certificate of Deposits	607,869			607,869
Money Market Mutual Funds	415			415
	$3,012,093	$ 15,876	$(269,275)	$2,758,694

Lincoln Investment Planning, Inc. and Subsidiaries
Notes to Consolidated Financial Statement
December 31, 2001

5. Fair Value of Financial Instruments

The financial instruments of the Company are reported in the consolidated statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments, except the notes payable. The estimated fair values of these financial instruments at December 31, 2001 are as follows:

	Carrying Amount	Fair Value
Notes payable	$ 642,011	$ 649,347

The fair value estimate of the Company's notes payable is based on current rates offered to the Company for debt with substantially the same characteristics and maturities.

6. Commissions, Advisory Fees and Other Fees Receivable

Commissions, advisory fees and other fees receivable arise from selling mutual fund shares, providing investment advisory services to investors, and through December 7, 2001, from performing distribution, administration and transfer agency services for The Rightime Family of Funds.

7. Receivable From and Payable to Customers

Accounts receivable from and payable to customers include amounts due on cash transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the consolidated financial statement.

8. Furniture, Fixtures, and Equipment

At December 31, 2001, furniture, fixtures and equipment consisted of the following:

Furniture and fixtures	$ 20,654
Office equipment	844
Leasehold improvements	5,900
	27,398
Less : Accumulated depreciation	(18,957)
	$ 8,441

Lincoln Investment Planning, Inc. and Subsidiaries
Notes to Consolidated Financial Statement
December 31, 2001

9. Notes Payable

At December 31, 2001, Notes Payable consisted of the following:

	Principal	Unamortized Discount
12% Note payable to former stockholder, due January 2002	$ 28,152	
Noninterest-bearing note issued in connection with acquisition of goodwill, due October 2003 (discount is based on imputed interest rate of 10.25%)	683,333	$ 69,474
	$ 711,485	$ 69,474

10. Commitments and Contingencies

The Company conducts its operations in leased facilities under leases which expire at various dates. The Company's headquarters is in Wyncote, Pennsylvania. Sales offices are maintained in several other locations in Pennsylvania, New Jersey and other states.

Future minimum rental commitments under lease agreements in effect at December 31, 2001 are as follows:

	Lease Obligations
2002	$2,069,036
2003	1,718,313
2004	956,685
2005	537,300
2006 and Thereafter	285,942
	$5,567,276

The Company is contingently liable under various arrangements which guarantee debt of some of their financial representatives aggregating approximately $59,386 at December 31, 2001.

11 Agreements with Carrying Brokers

The Company has entered into agreements with brokers (the "carrying brokers") to execute securities transactions on behalf of its customers. The Company fully discloses these arrangements to its customers. The Company is subject to off-balance-sheet risk in that it is responsible for losses incurred by the carrying brokers which result from a customer's failure to complete securities transactions as provided for in the agreements. Management believes that no provision for losses is required in the financial statements relating to these transactions.

Lincoln Investment Planning, Inc. and Subsidiaries
Notes to Consolidated Financial Statement
December 31, 2001

12. Related Party Transactions

Distributor
Through December 7, 2001, pursuant to Distribution Agreements, The Rightime Fund, The Rightime Blue Chip Fund, The Rightime OTC Fund, and The Rightime Mid-Cap Fund (the "Rightime Family of Funds") retained Lincoln Investment Planning, Inc. (the "Distributor") to act as the Distributor of the Rightime Family of Funds' shares. The Distribution Agreements provided that the Distributor manage and promote the distribution of the Rightime Family of Funds shares subject to the terms of those agreements and the terms of the Distribution Plans of each fund adopted pursuant to Rule 12b-1 of the Investment Company Act of 1940. Rule 12b-1 under the 1940 Act permits investment companies such as the Rightime Family of Funds to use their assets to bear expenses of distributing their shares. The Distribution Agreements were subject to annual approval by the Board of Directors of the Rightime Family of Funds. The Distribution Agreements were terminated as of December 7, 2001 by vote of a majority of the outstanding voting securities of the Rightime Family of Funds.

The Chairman of the Board of Lincoln Investment Planning, Inc. was director, vice president and secretary of the Rightime Family of Funds through December 7, 2001.

Administrator
Through December 7, 2001, under agreement with The Rightime Administrators, Inc., the Company performed certain administrative functions for the Rightime Family of Funds. The Administration Agreements were subject to annual approval by the Board of Directors of the Rightime Family of Funds. The Administration Agreements were terminated as of December 7, 2001 by vote of a majority of the outstanding voting securities of the Rightime Family of Funds.

Transfer Agent
Through December 7, 2001, the Company was selected to serve as Transfer Agent for the Rightime Family of Funds. The Transfer Agent Agreements were subject to annual approval by the Board of Directors of the Rightime Family of Funds. The Transfer Agent Agreements were terminated as of December 7, 2001 by vote of a majority of the outstanding voting securities of the Rightime Family of Funds.

Other
The Company leases its headquarters under an operating lease with 218 Glenside Avenue Partnership. The Partnership is owned by the Chairman and certain stockholders of the Company.

The Company rents computer equipment, other equipment and furniture and fixtures for its headquarters and other offices on a month-to-month basis from For Lease, Inc. owned by stockholders.

The Company received administrative revenue from Lincoln Advisors of Texas, Inc., a corporation owned by the Company's president and stockholder and a monthly fee associated with the processing cost of handling all accounting and commission activity of Linsure, Inc. (affiliated by common ownership).